UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 12)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

A. Schulman, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

808194104
(CUSIP Number)

Mr. James A. Mitarotonda
c/o Barington Companies Equity Partners, L.P.
888 Seventh Avenue, 17th Floor
New York, NY 10019
(212) 974-5700

(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)

October 9, 2006

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: .

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barington Companies Equity Partners, L.P. 13-4088890
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500,259
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 500,259
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.74%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barington Investments, L.P. 20-2871525
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 364,107
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 364,107
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,107
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.26%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barington Companies Advisors, LLC 20-0327470
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 364,107
	8	SHARED VOTING POWER 500,259
	9	SOLE DISPOSITIVE POWER 364,107
	10	SHARED DISPOSITIVE POWER 500,259
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 864,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.00%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barington Companies Investors, LLC 13-4126527
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER none
	8	SHARED VOTING POWER 500,259
	9	SOLE DISPOSITIVE POWER none
	10	SHARED DISPOSITIVE POWER 500,259
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,259
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.74%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barington Companies Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 672,300
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 672,300
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 672,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.33%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barington Offshore Advisors, LLC 20-4797640
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 672,300
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 672,300
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 672,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.33%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barington Capital Group, L.P. 13-3635132
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,536,666
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 1,536,666
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,536,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.33%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LNA Capital Corp. 13-3635168
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,536,666
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 1,536,666
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,536,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.33%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James Mitarotonda
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,538,666
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 1,538,666
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,538,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.34%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Parche, LLC 20-0870632
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 186,454
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 186,454
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,454
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.65%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Starboard Value & Opportunity Fund, LLC 20-0666124
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 978,916
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 978,916
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 978,916
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.40%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Admiral Advisors, LLC 37-1484525
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,165,370
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 1,165,370
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,165,370
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.04%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ramius Capital Group, L.L.C. 13-3937658
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,165,370
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 1,165,370
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,165,370
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.04%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON C4S & Co., L.L.C. 13-3946794
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,165,370
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 1,165,370
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,165,370
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.04%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER none
	8	SHARED VOTING POWER 1,165,370
	9	SOLE DISPOSITIVE POWER none
	10	SHARED DISPOSITIVE POWER 1,165,370
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,165,370
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.04%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Morgan B. Stark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER none
	8	SHARED VOTING POWER 1,165,370
	9	SOLE DISPOSITIVE POWER none
	10	SHARED DISPOSITIVE POWER 1,165,370
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,165,370
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.04%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jeffrey M. Solomon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER none
	8	SHARED VOTING POWER 1,165,370
	9	SOLE DISPOSITIVE POWER none
	10	SHARED DISPOSITIVE POWER 1,165,370
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,165,370
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.04%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas W. Strauss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER none
	8	SHARED VOTING POWER 1,165,370
	9	SOLE DISPOSITIVE POWER none
	10	SHARED DISPOSITIVE POWER 1,165,370
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,165,370
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.04%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RJG Capital Partners, L.P. 20-0133443
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,500
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 12,500
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RJG Capital Management, LLC 20-0027325
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,500
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 12,500
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ronald Gross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,500
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 12,500
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D.B. Zwirn Special Opportunities Fund, L.P. 73-1637217
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,630
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 8,630
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,630
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D.B. Zwirn Special Opportunities Fund (TE), L.P. 20-0024165
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,193
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 10,193
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D.B. Zwirn Special Opportunities Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,765
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 51,765
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,765
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.18%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HCM/Z Special Opportunities LLC 98-0436333
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,412
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 29,412
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D.B. Zwirn & Co., L.P. 02-0597442
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.35%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DBZ GP, LLC 42-1657316
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.35%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Zwirn Holdings, LLC 30-0080444
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.35%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Daniel B. Zwirn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.35%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 808194104
SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Phillip D. Ashkettle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,000
	8	SHARED VOTING POWER none
	9	SOLE DISPOSITIVE POWER 9,000
	10	SHARED DISPOSITIVE POWER none
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%
14	TYPE OF REPORTING PERSON IN

     This Amendment No. 12 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2005, as amended by that certain Amendment No. 1 filed on July 1, 2005, that certain Amendment No. 2 filed on August 3, 2005, that certain Amendment No. 3 filed on August 25, 2005, that certain Amendment No. 4 filed on September 8, 2005, that certain Amendment No. 5 filed on September 13, 2005, that certain Amendment No. 6 filed on September 28, 2005, that certain Amendment No. 7 filed on October 11, 2005, that certain Amendment No. 8 filed on October 25, 2006, that certain Amendment No. 9 filed on May 30, 2006, that certain Amendment No. 10 filed on June 1, 2006 and that certain Amendment No. 11 filed on September 28, 2006 (together, the “Statement”), by and on behalf of Barington Companies Equity Partners, L.P. (“Barington”) and others with respect to the common stock, par value $1.00 per share (the “Common Stock”), of A. Schulman, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 3550 West Market Street, Akron, Ohio 44333.

Item 2. Identity and Background.

     The first and second paragraphs of Item 2 (a) – (c) of the Statement are hereby amended and restated as follows:

     (a) – (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, Starboard Value & Opportunity Fund, LLC, Parche, LLC, Admiral Advisors, LLC, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon, Thomas W. Strauss, RJG Capital Partners, L.P., RJG Capital Management, LLC, Ronald Gross, D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund (TE), L.P., D.B. Zwirn Special Opportunities Fund, Ltd., HCM/Z Special Opportunities LLC, D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC, Daniel B. Zwirn and Phillip D. Ashkettle (each, a “Reporting Entity” and, collectively, the “Reporting Entities”).

     As of the date of this filing, the Reporting Entities are the beneficial owners of, in the aggregate, 2,825,536 shares of Common Stock, representing approximately 9.80% of the shares of Common Stock presently outstanding.

     Item 2(a)-(c) of the Statement is hereby amended and supplemented as follows:

     The business address of Phillip Ashkettle is 26045 Fawnwood Ct., Bonita Springs, Florida 34134. His present principal occupation is as a business advisor.

     Item 2(d)-(f) of the Statement is hereby amended and restated as follows:

     (d) – (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd., Alison Nolan, a director of D.B. Zwirn Special Opportunities Fund, Ltd., and Hugh Thompson, a director of HCM/Z Special Opportunities LLC, each of whom is a citizen of the United Kingdom, and Jonathan Clipper, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda and the United Kingdom.

Item 3.     Source and Amount of Funds or Other Consideration.

     Item 3 of the Statement is hereby amended and supplemented as follows:

     Phillip D. Ashkettle owns 9,000 shares of Common Stock which he purchased in 2006. All such purchases of Common Stock were funded by the personal funds of Mr. Ashkettle. The amount of funds expended for such purchases by Mr. Ashkettle was approximately $198,420.00. None of the purchases occurred in the past 60 days.

Item 4.     Purpose of Transaction.

     The information contained in Item 4 of the Statement is hereby amended and supplemented as follows:

     On October 9, 2006, James A. Mitarotonda, the Chairman and Chief Executive Officer of Barington and a member of the Company’s Board of Directors, sent a letter to Terry L. Haines, the Company’s Chairman, President and Chief Executive Officer. The letter notes that as a result of the past performance of the Board, including with respect to the matters detailed in the letter, the Reporting Entities lack confidence in the ability of the incumbent directors to improve shareholder value for the Company’s stockholders. Therefore, in order to ensure that stockholder interests are preserved, Barington intends to nominate four (4) individuals for election to the Board at the Company’s 2006 Annual Meeting of Stockholders. A copy of the letter is attached as Exhibit 99.16 hereto and incorporated herein by reference.

     On October 9, 2006, Barington delivered to the Secretary of the Company a letter (the “Nomination Letter”) notifying the Company of Barington's intention to nominate four (4) persons for election to the Board of Directors of the Company at the 2006 Annual Meeting of Stockholders of the Company (the “2006 Annual Meeting”). A copy of the Nomination Letter is attached as Exhibit 99.17 hereto and incorporated herein by reference.

     In connection with the Nomination Letter, Barington obtained the consent of each of Phillip D. Ashkettle, Charles S. Ream, Thomas C. Bohrer and Michael A. McManus, Jr. to being nominated as a director of the Company, to being named in any proxy statement filed by Barington with respect to such nomination and to serving as a director of the Company if elected.

     The Board has fixed the number of directors at twelve (12), with three (3) directors allocated to Class II, which class is scheduled for election at the 2006 Annual Meeting. Currently there are four (4) directors allocated to Class I and five (5) directors allocated to Class III. Barington believes that the Board is required under Article EIGHTH of the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) to move a director from Class III into Class II in order to comply with the provisions of Article EIGHTH, Section (B), which requires that the three classes be “as equal in number as possible.” Barington expects the Company to comply with such requirements in connection with the 2006 Annual Meeting as opposed to running only three (3) directors for election in breach of the provisions of the Charter.

Item 5.     Interest in Securities of the Issuer.

     Items 5(a) and 5(b) of the Statement are hereby amended and restated as follows:

     (a)      As of the date of this filing, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 500,259 shares of Common Stock, representing approximately 1.74% of the shares of Common Stock presently outstanding based upon the 28,832,426 shares of Common Stock reported by the Company to be issued and outstanding as of June 30, 2006 in its Form 10-Q filed with the Securities and Exchange Commission on July 7, 2006 (the “Issued and Outstanding Shares”).

     As of the date of this filing, Barington Investments, L.P. beneficially owns 364,107 shares of Common Stock, constituting approximately 1.26% of the Issued and Outstanding Shares. As of the date of this filing, Barington Companies Offshore Fund, Ltd. beneficially owns 672,300 shares of Common Stock, constituting approximately 2.33% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Equity Partners, L.P. and the investment advisor and general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 500,259 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. and the 364,107 shares of Common Stock beneficially owned by Barington Investments, L.P., representing an aggregate of 864,366 shares, constituting approximately 3.00% of the Issued and Outstanding Shares. As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 500,259 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., constituting approximately 1.74% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors, LLC may be deemed to beneficially own the 672,300 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting approximately 2.33% of the Issued and Outstanding Shares. As the majority member of Barington Companies Advisors, LLC and Barington Companies Investors, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 500,259 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. and the 364,107 shares of Common Stock beneficially owned by Barington Investments, L.P. As the majority member of Barington Offshore Advisors, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 672,300 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 1,536,666 shares, constituting approximately 5.33% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 500,259 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 364,107 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 672,300 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 1,536,666 shares of Common Stock, constituting approximately 5.33% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., Mr. Mitarotonda may be deemed to beneficially own the 500,259 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 364,107 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 672,300 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 1,536,666 shares of Common Stock. Mr. Mitarotonda, who is a director of the Company, also beneficially owns 2,000 restricted shares of Common Stock granted to him under the Company’s 2002 Equity Incentive Plan. As a result, Mr. Mitarotonda may be deemed to beneficially own an aggregate of 1,538,666 shares of Common Stock, constituting approximately 5.34% of the Issued and Outstanding Shares. Each of Barington Companies Advisors, LLC and Barington Companies Investors, LLC share voting and dispositive power with respect to the 500,259 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. Mr. Mitarotonda has sole voting and dispositive power with respect to the 500,259 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 364,107 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 672,300 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein. Mr. Mitarotonda has sole voting and dispositive power with respect to the 2,000 shares of restricted Common Stock beneficially owned by him.

     As of the date of this filing, each of Starboard Value & Opportunity Fund, LLC and Parche, LLC beneficially own 978,916 and 186,454 shares of Common Stock, respectively, constituting approximately 3.40% and 0.65%, respectively, of the Issued and Outstanding Shares. As the managing member of Starboard Value & Opportunity Fund, LLC, and the managing member of Parche, LLC, Admiral Advisors, LLC may be deemed to beneficially own the 978,916 shares and the 186,454 shares of Common Stock owned by Starboard Value & Opportunity Fund, LLC and Parche, LLC, respectively, representing an aggregate of 1,165,370 shares, constituting approximately 4.04% of the Issued and Outstanding Shares. As the sole member of Admiral Advisors, LLC, Ramius Capital Group, L.L.C. may be deemed to beneficially own the 978,916 shares and the 186,454 shares of Common Stock owned by Starboard Value & Opportunity Fund, LLC and Parche, LLC, respectively, representing an aggregate of 1,165,370 shares, constituting approximately 4.04% of the Issued and Outstanding Shares. As the managing member of Ramius Capital Group, L.L.C., C4S & Co., L.L.C. may be deemed to beneficially own the 978,916 shares and the 186,454 shares of Common Stock owned by Starboard Value & Opportunity Fund, LLC and Parche, LLC, respectively, representing an aggregate of 1,165,370 shares, constituting approximately 4.04% of the Issued and Outstanding Shares. As the managing members of C4S & Co., L.L.C., each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss may be deemed to beneficially own the 978,916 shares and the 186,454 shares of Common Stock owned by Starboard Value & Opportunity Fund, LLC and Parche, LLC, respectively, representing an aggregate of 1,165,370 shares, constituting approximately 4.04% of the Issued and Outstanding Shares. Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the 978,916 shares and the 186,454 shares owned by Starboard Value & Opportunity Fund, LLC and Parche, LLC, respectively, by virtue of their shared authority to vote and dispose of such shares. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such shares.

     As of the date of this filing, RJG Capital Partners, L.P. beneficially owns 12,500 shares of Common Stock, constituting approximately 0.04% of the Issued and Outstanding Shares. As the general partner of RJG Capital Partners, L.P., RJG Capital Management, LLC may be deemed to beneficially own the 12,500 shares owned by RJG Capital Partners, L.P., constituting approximately 0.04% of the Issued and Outstanding Shares. As the managing member of RJG Capital Management, LLC, which in turn is the general partner of RJG Capital Partners, L.P., Mr. Gross may be deemed to beneficially own the 12,500 shares owned by RJG Capital Partners, L.P., constituting approximately 0.04% of the Issued and Outstanding Shares. Mr. Gross has sole voting and dispositive power with respect to the 12,500 shares owned by RJG Capital Partners, L.P. by virtue of his authority to vote and dispose of such shares. Mr. Gross disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

     As of the date of this filing, each of D.B. Zwirn Special Opportunities Fund, L.P. and D.B. Zwirn Special Opportunities Fund (TE), L.P. beneficially own 8,630 shares and 10,193 shares of Common Stock, respectively, constituting approximately 0.03% and 0.04%, respectively, of the Issued and Outstanding Shares. As of the date of this filing, each of D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC beneficially own 51,765 shares and 29,412 shares of Common Stock, respectively, constituting approximately 0.18% and 0.10%, respectively, of the Issued and Outstanding Shares.

     As the manager of D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund (TE), L.P., D.B. Zwirn Special Opportunities Fund, Ltd. and HCM/Z Special Opportunities LLC, D.B. Zwirn & Co., L.P. may be deemed to beneficially own the 8,630 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 10,193 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund (TE), L.P., the 51,765 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 29,412 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, representing an aggregate of 100,000 shares, constituting approximately 0.35% of the Issued and Outstanding Shares. As general partner of D.B. Zwirn & Co., L.P., DBZ GP, LLC may be deemed to beneficially own the 8,630 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 10,193 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund (TE), L.P., the 51,765 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 29,412 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, representing an aggregate of 100,000 shares, constituting approximately 0.35% of the Issued and Outstanding Shares. As the managing member of DBZ GP, LLC, Zwirn Holdings, LLC may be deemed to beneficially own the 8,630 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 10,193 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund (TE), L.P., the 51,765 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 29,412 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, representing an aggregate of 100,000 shares, constituting approximately 0.35% of the Issued and Outstanding Shares. As the managing member of Zwirn Holdings, LLC, Daniel B. Zwirn may be deemed to beneficially own the 8,630 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., the 10,193 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund (TE), L.P., the 51,765 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd. and the 29,412 shares of Common Stock beneficially owned by HCM/Z Special Opportunities LLC, representing an aggregate of 100,000 shares, constituting approximately 0.35% of the Issued and Outstanding Shares. Mr. Zwirn disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

     As of the date of this filing, Phillip D. Ashkettle owns 9,000 shares of Common Stock, constituting approximately 0.03% of the Issued and Outstanding Shares.

     The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

     (b)      Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a), except that (i) Messrs. Cohen, Stark, Solomon and Strauss have shared authority to vote and dispose of the shares reported as beneficially owned by them and (ii) Barington Companies Advisors, LLC and Barington Companies Investors, LLC have shared authority to vote and dispose of the shares reported as beneficially owned by Barington Companies Equity Partners, L.P. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of the shares reported as beneficially owned by them.

     Except as set forth above, each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

Item 6.	Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Statement is hereby amended and supplemented as follows:

     As further described in Item 4 above, Phillip D. Ashkettle has agreed to be named on a slate of nominees for election to the Board of Directors of the Company at the Company’s 2006 Annual Meeting of Stockholders, to being named in any proxy statement filed by Barington with respect to such nomination and to serving as a director of the Company if elected.

     Barington expects to enter into an agreement with Mr. Ashkettle and the other nominees pursuant to which, among other things, they will be indemnified against certain potential liabilities that might arise in connection with their being named as director nominees and related matters. Barington also intends to reimburse any reasonable and documented out-of-pocket expenses incurred by Mr. Ashkettle and the other nominees in connection with being named on the slate of nominees for election to the Board of Directors of the Company at the Annual Meeting. There is currently no written agreement between the parties with respect to the foregoing.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.	Exhibit Description

99.15	Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, Starboard Value & Opportunity Fund, LLC, Parche, LLC, Admiral Advisors, LLC, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon, Thomas W. Strauss, RJG Capital Partners, L.P., RJG Capital Management, LLC, Ronald Gross, D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund (TE), L.P., D.B. Zwirn Special Opportunities Fund, Ltd., HCM/Z Special Opportunities LLC, D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC, Daniel B. Zwirn and Phillip D. Ashkettle dated October 10, 2006 (which supersedes and replaces the Agreement of Joint Filing dated September 27, 2006, as previously filed as Exhibit 99.14 to the Schedule 13D Amendment No. 11 filed with the SEC on September 28, 2005).
99.16	Letter, dated October 9, 2006, from James A. Mitarotonda, the Chairman and Chief Executive Officer of Barington, to Terry L. Haines, the Chairman, President and Chief Executive Officer of the Company.
99.17	Letter, dated October 9, 2006, from Barington to the Secretary of the Company.

     SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: October 10, 2006
BARINGTON COMPANIES EQUITY PARTNERS, L.P.
	By:	Barington Companies Investors, LLC, its general partner

	By:	/s/ James A. Mitarotonda
	Name:	James A. Mitarotonda
	Title:	Managing Member

BARINGTON INVESTMENTS, L.P.
	By:	Barington Companies Advisors, LLC, its general partner

	By:	/s/ James A. Mitarotonda
	Name:	James A. Mitarotonda
	Title:	Managing Member

BARINGTON COMPANIES ADVISORS, LLC

	By:	/s/ James A. Mitarotonda
	Name:	James A. Mitarotonda
	Title:	Managing Member

BARINGTON COMPANIES INVESTORS, LLC

	By:	/s/ James A. Mitarotonda
	Name:	James A. Mitarotonda
	Title:	Managing Member

BARINGTON COMPANIES OFFSHORE FUND, LTD.

	By:	/s/ James A. Mitarotonda
	Name:	James A. Mitarotonda
	Title:	President

BARINGTON OFFSHORE ADVISORS, LLC

By:	/s/ James A. Mitarotonda
Name:	James A. Mitarotonda
Title:	Authorized Signatory

BARINGTON CAPITAL GROUP, L.P.
By:	LNA Capital Corp., its general partner

By:	/s/ James A. Mitarotonda
Name:	James A. Mitarotonda
Title:	President and CEO

LNA CAPITAL CORP.

By:	/s/ James A. Mitarotonda
Name:	James A. Mitarotonda
Title:	President and CEO

/s/ James A. Mitarotonda
James A. Mitarotonda

STARBOARD VALUE & OPPORTUNITY FUND, LLC By: Admiral Advisors, LLC, its managing member PARCHE, LLC By: Admiral Advisors, LLC, its managing member	ADMIRAL ADVISORS, LLC By: Ramius Capital Group, L.L.C., its sole member RAMIUS CAPITAL GROUP, L.L.C. By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.

By: /s/ Jeffrey M. Solomon Name: Jeffrey M. Solomon Title: Authorized Signatory

JEFFREY M. SOLOMON /s/ Jeffrey M. Solomon Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

RJG CAPITAL PARTNERS, L.P.
By:	RJG Capital Management, LLC, its general partner

By:	/s/ Ronald J. Gross__________
Name:	Ronald J. Gross
Title:	Managing Member

RJG CAPITAL MANAGEMENT, LLC

By:	/s/ Ronald J. Gross__________
Name:	Ronald J. Gross
Title:	Managing Member

/s/ Ronald J. Gross_____________
Ronald J. Gross

D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, L.P.

By:	D.B. ZWIRN PARTNERS, LLC,
its general partner

BY:	ZWIRN HOLDINGS, LLC,
its managing member

By:	/s/ Daniel B. Zwirn
Name:	Daniel B. Zwirn
Title:	Managing Member

D.B. ZWIRN SPECIAL OPPORTUNITIES FUND (TE), L.P.

By:	D.B. ZWIRN PARTNERS, LLC,
its general partner

BY:	ZWIRN HOLDINGS, LLC,
its managing member

By:	/s/ Daniel B. Zwirn
Name:	Daniel B. Zwirn
Title:	Managing Member

D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, LTD.

By:	D.B. Zwirn & Co., L.P., its manager

By:	DBZ GP, LLC, its general partner

By:	Zwirn Holdings, LLC, its managing member

By:	/s/ Daniel B. Zwirn
Name:	Daniel B. Zwirn
Title:	Managing Member

HCM/Z SPECIAL OPPORTUNITIES LLC

By:	D.B. Zwirn & Co., L.P., its manager

By:	DBZ GP, LLC, its general partner

By:	Zwirn Holdings, LLC, its managing member

By:	/s/ Daniel B. Zwirn
Name:	Daniel B. Zwirn
Title:	Managing Member

D.B. ZWIRN & CO., L.P.

By:	DBZ GP, LLC, its general partner

By:	Zwirn Holdings, LLC, its managing member

By:	/s/ Daniel B. Zwirn
Name:	Daniel B. Zwirn
Title:	Managing Member

Back to Contents

DBZ GP, LLC

By:	Zwirn Holdings, LLC, its managing member

By:	/s/ Daniel B. Zwirn
Name:	Daniel B. Zwirn
Title:	Managing Member

ZWIRN HOLDINGS, LLC

By:	/s/ Daniel B. Zwirn
Name:	Daniel B. Zwirn
Title:	Managing Member

/s/ Daniel B. Zwirn
Daniel B. Zwirn

/s/ Phillip D. Ashkettle
Phillip D. Ashkettle